Results of Extraordinary General Meeting

Hong Kong, New York - December 13, 2018 - Integrated Media Technology Limited (NASDAQ:IMTE) ("IMTE" or the "Company"), a company engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D display technology, advises the outcome of the resolution considered at the Company's Extraordinary General Meeting held at 11:00am (Adelaide, Australia time) on December 12, 2018.

The resolution was approved by greater than 50% of shareholders present by poll for resolution 1:

1. Approval of the issue of Subscription Shares to Marvel Finance Limited

Proxy/Votes Summary details of the resolution and the proxies received in respect of the resolution are provided below.

1) Approval of the issue of Subscription Shares to Marvel Finance Limited

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy's Discretion
364,666	785	1	365,118

The motion was unanimously carried as an ordinary resolution by poll.

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE